

April 23, 2012

Via E-mail
Mr. John Botdorf, Chief Financial Officer
ZenVault Medical Corporation
450 East Happy Canyon Road
Castle Rock, Colorado 80108

> **Re: ZenVault Medical Corporation**
> **Amendment No. 7 to Offering Statement on Form 1-A**
> **Filed April 11, 2012**
> **File No. 024-10291**

Dear Mr. Botdorf:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 7 to Form 1-A, filed on April 11, 2012

Part II – Offering Circular

Dilution, page 28

1. We note your response to our prior comment 7. It does not appear your share values of 1,500,000 and 27,600,000 for the minimum and maximum offerings contemplate the outstanding shares if the rescission offer is not accepted. In this regard, it appears to us that the shares outstanding if the rescission offer is not accepted, after considering the effect of the ownership equalization provision as disclosed on page 81, are 3,546,000 and 29,646,000, under the minimum and maximum scenarios, respectively. Please advise or revise the dilution amounts disclosed in paragraph 1 herein.

Use of Proceeds, page 31

2. We reissue comment eight of our letter dated March 19, 2012. Please tell us how you calculated the amount to be allocated to Z9 Services Group in the event you raise $850,000 in this offering. The disclosure in this section on page 32 states that you are obligated to pay Z9 Services Group 50% of the net proceeds from the offering until the amount is paid in full. However, the amount in the table does not match such calculation. In addition, the disclosure in this section regarding how the amount is calculated is inconsistent with disclosure elsewhere in the offering circular. For example, we again direct your attention to the disclosure on page five, which states that "if the minimum proceeds are received in this offering, we will pay $90,000 to Z9 and will increase this payment by $50,000 for each $100,000 in additional net proceeds we obtain from this offering." Please reconcile the disclosure as previously requested. The disclosure is inconsistent because $90,000 is not 50% of the minimum offering amount of $250,000. So the disclosure in this section is not consistent with the disclosure on page five.

Description of Capital Stock, page 76

3. We note your response to comment 16 of our letter dated March 19, 2012 and we partially reissue the comment. Please revise to clarify in your discussion of the default choice if an investor does not make an election, whether the amount will be paid in cash or stock.

4. We note your response to comment 18 of our letter dated March 19, 2012 and we reissue the comment, as we are unable to locate responsive disclosure in your offering statement. Please revise the hypothetical illustration for Series B preferred stock and founding stockholders using similar assumptions to those for Series A stock. You may provide a second, separate example, indicating what would happen in the event the company is sold. This would allow an investor to understand and compare the similarities and differences in how the proceeds would be distributed in the same set of facts. In addition, please provide the example similar to that for Series A stock, as the table provided on page 79 is for the class as a whole and offers no specific information for the individual investor.

5. Consider providing alternate tabular disclosure to the table on page 81 that assumes prior subscribers do not elect to rescind.

Financial Statements

General

6. We reviewed your response to our prior comment 19. The change in your financial statements is a restatement, not a reclassification (i.e. presenting your Series A Preferred Stock in the mezzanine section of your balance sheet). As such, please

remove all references to "reclassified/restated" and clearly label the financial statements as simply "restated".

(10) Stock Option Plan, page F-20

7. We reviewed your response to our prior comment 20. You stated that the fair value of your common stock was determined "based upon the board's judgment." Please provide a <u>detailed explanation</u> of the assumptions used by the Board to support the common stock fair value of $0.10.

Exhibits

8. We reissue comment 23 of our letter dated March 19, 2012. Please remove the representation from page five of the subscription agreement that "the undersigned has received satisfactory answers to all such questions to the extent deemed appropriate in order to evaluate the merits and risks of an investment in the Shares."

9. We note your response to comment 24 of our letter dated March 19, 2012. It is unclear to us how current Exhibit 6.12, an Asset Purchase, License and Revenue Participation Agreement, effective as of December 15, 2010, reflects the terms of an offering different than those of the effective date. In this regard, we note the rescission offer did not arise until after your first offering statement was filed with the Commission on February 17, 2011. To the extent the agreement was amended, please file the original and any amendments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the qualification date of the pending offering statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the qualification date of the offering statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above offering statement. Please allow adequate time for us to review any amendment prior to the requested qualification date of the offering statement.

You may contact Jamie Kessel at (202) 551-3727 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director